Exhibit 99.1

Boqii Announces Fiscal 2021 Third Quarter Unaudited Financial Results

--23.2% year-over-year revenue growth--

--51.5% year-over-year GMV growth--

SHANGHAI, China, March 3, 2021 (PRN Newswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the third quarter of fiscal year 2021 (the quarter ended December 31, 2020).

Fiscal Q3 2021 Operational and Financial Highlights

•	Total revenues were RMB312.9 million (US$48.0 million), an increase of 23.2% from RMB254.1 million in the same quarter of fiscal year 2020.

•	Net loss was RMB81.9 million (US$12.6 million), compared to net loss of RMB56.4 million in the same quarter of fiscal year 2020.

•	Adjusted net loss was RMB30.5 million (US$4.7million), representing a decrease of 49.8% from the adjusted net loss of RMB60.8 million in the same quarter of fiscal year 2020.

•	EBITDA[1] was a loss of RMB79.2 million (US$12.1 million), representing a 109.2% setback from a loss of RMB37.9 million in the same quarter of fiscal year 2020.

•	Total GMV[2] was RMB763.8 million (US$117.1 million), an increase of 51.5% from RMB504.0 million in the same quarter of fiscal year 2020.

•	Active buyers were 1.5 million, an increase of 21.0% from 1.3 million in the same quarter of fiscal year 2020.

CEO & CFO Quote

“Solid Q3 results were a testament to Boqii’s relentless efforts on execution and user engagement,” said Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer. “We continued to influence pet parents with an extensive and appealing selection of content and products, fostering stronger user bonding and stickiness. We endeavor to build a pet ecosystem that provides full lifecycle coverage and a seamlessly integrated online and offline channel that offers an unparalleled customer experience.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented: “We had another strong quarter, generating solid operational and financial results. Total revenues grew 23.2% year over year to RMB312.9 million. Adjusted net loss improved significantly from RMB60.8 million in the same quarter of last fiscal year to RMB30.5 million. Notably, during the quarter we considerably improved our operating efficiency, manifested in lower fulfillment cost and reduced inventory turnover days. As a result, our adjusted net loss decreased by 49.8% year-on-year to RMB30.5 million. These results demonstrated our strong execution and potential to translate promising topline growth to profitability. Looking ahead, we will continue to drive rapid growth by expanding user reach and providing all-round user care. This will deliver differentiated growth by attracting high value customers in a large growing addressable market, thus further consolidating our position as an industry leader.”

1EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, but including all the professional expenses in relation to initial public offering. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

2GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Fiscal Third Quarter Financial Results

Total revenues were RMB312.9 million (US$48.0 million), representing an increase of 23.2% from RMB254.1 million in the same quarter of fiscal year 2020. The increase was primarily due to the continued organic growth of our business.

Revenues (in RMB million)	2020 Dec. Quarter	2019 Dec. Quarter	% change YoY
Revenues from product sales	312.3	253.3	23.3
• Boqii Mall	114.1	91.3	25.0
• Third party e-commerce platforms	198.2	162.0	22.4
Revenues from online marketing and information services	0.6	0.8	(29.9)
Total	312.9	254.1	23.2

Gross profit was RMB56.1 million (US$8.6 million), an increase of 19.0% from RMB47.2 million in the same quarter of fiscal year 2020.

Gross margin was 17.9%, compared with 18.6% in the same quarter of fiscal 2020.

Operating expenses were RMB150.5 million, an increase of 67.3% from RMB90.0 million in the same quarter of fiscal year 2020. Operating expenses as a percentage of total revenues was 48.1%, compared to 35.4% in the same quarter of fiscal year 2020. The increase was primarily due to share-based compensation expenses, amounting to RMB51.4 million. Pursuant to the Amended and Restated 2018 Global Share Plan, the performance condition for options granted thereunder was satisfied upon completion of the first public offering; and as a result, the company, upon the completion of this offering, recorded RMB44.1 million of cumulative share-based compensation expenses for those options for which the vesting conditions have been satisfied as of such date. For the three months ended December 31, 2020, additional RMB7.3 million of share-based compensation expense was recorded.

•	Fulfillment Expenses were RMB33.6 million, a decrease of 7.9% from RMB36.5 million in the same quarter of fiscal year 2020. Fulfillment expenses as a percentage of total revenues were 10.7%, compared to 14.3% in the same quarter of fiscal year 2020. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) relocation of warehouses across China to be more cost-efficient; and (iii) lower delivery service prices through renegotiation with third-party delivery service providers.

•	Sales and marketing expenses were RMB55.1 million, an increase of 53.2% from RMB36.0 million in the same quarter of fiscal year 2020. Sales and marketing expenses as a percentage of total revenue were 17.6%, compared to 14.2% in the same quarter of fiscal year 2020. The increase was primarily due to share-based compensation expense of RMB 11.6 million.

•	General and administrative expenses were RMB61.8 million, an increase of 252.7% from RMB17.5 million in the same quarter of fiscal year 2020. General and administrative expenses as a percentage of total revenue were 19.8%, compared to 6.9% in the same quarter of fiscal year 2020. The increase was primarily due to share-based compensation expense of RMB 39.8 million.

Operating loss3 was RMB93.6 million (US$14.3 million), an increase of 119.0% compared to RMB42.7 million in the same quarter of fiscal year 2020.

3 Impacted by share-based compensation expenses of RMB51.4 million, RMB44.1 million of which were incurred upon the completion of our initial public offering.

EBITDA4 was a loss of RMB79.2 million (US$12.1 million), representing a 109.2% setback from a loss of RMB37.9 million in the same quarter of fiscal year 2020.

Net loss was RMB81.9 million (US$12.6 million), compared to net loss of RMB56.4 million in the same quarter of fiscal year 2020.

Adjusted net loss was RMB30.5 million (US$4.7million), representing a decrease of 49.8% from the adjusted net loss of RMB60.8 million in the same quarter of fiscal year 2020.

Diluted net earnings per share was RMB1.61 (US$0.25), compared to diluted net loss per share of RMB4.12 in the same quarter of fiscal year 2020.

Total cash and cash equivalents and short-term investments were RMB475.4 million (US$72.9 million), compared to RMB127.8 million in the second quarter of fiscal year 2021.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Wednesday, March 3, 2021, U.S. Eastern Time (9:00 PM on Wednesday, March 3, 2021, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800-963976
Mainland China	86 4001-206115
Passcode	6025289

A replay of the conference call may be accessed by phone at the following numbers until March 10, 2021.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	10152708

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is China's largest pet-focused platform We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient

4 Impacted by share-based compensation expenses of RMB51.4 million, RMB44.1 million of which were incurred upon the completion of our initial public offering.

access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted net loss, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, and (iii) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes adjusted net loss, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2020	As of December 31, 2020	As of December 31, 2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	88,352	363,858	55,764
Short-term investments	-	111,576	17,100
Accounts receivable, net	44,980	35,756	5,480
Inventories, net	63,056	85,588	13,117
Prepayments and other current assets	76,720	131,955	20,223
Amounts due from related parties	5,982	8,326	1,276
Total current assets	279,090	737,059	112,960
Non-current assets:
Property and equipment, net	4,981	7,525	1,153
Intangible assets	33,538	30,537	4,680
Operating lease right-of-use assets	14,951	31,074	4,762
Long-term investments	73,432	74,970	11,490
Goodwill	40,184	40,184	6,158
Other non-current asset	11,019	3,372	517
Total non-current assets	178,105	187,662	28,760
Total assets	457,195	924,721	141,720
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	75,223	44,598	6,835
Accounts payable	88,005	67,884	10,404
Salary and welfare payable	4,465	6,987	1,071
Accrued liabilities and other current liabilities	37,883	43,160	6,615
Amounts due to related parties, current	45	1,920	294
Other debts, current	76,252	-	-
Contract liabilities	7,702	6,638	1,017
Operating lease liabilities, current	7,969	8,123	1,245
Derivative liabilities	14,351	10,956	1,679
Total current liabilities	311,895	190,266	29,160
Non-current liabilities
Deferred tax liabilities	10,591	9,586	1,469
Operating lease liabilities, non-current	5,375	21,205	3,250
Long-term borrowings	53,148	71,227	10,916
Other debts, non-current	165,774	427,123	65,459
Amounts due to related parties, non-current	11,521	-	-
Total non-current liabilities	246,409	529,141	81,094
Total liabilities	558,304	719,407	110,254

Mezzanine equity
Series A convertible redeemable preferred shares (US$ 0.001 par value; 11,000,000 shares authorized, 10,340,000 and nil shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively)	484,122	-	-
Series B convertible redeemable preferred shares Series B convertible redeemable preferred shares (US$ 0.001 par value; 10,000,000 shares authorized, 9,067,384 and nil shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively)	527,682	-	-
Series C convertible redeemable preferred shares (US$ 0.001 par value; 6,000,000 shares authorized, 5,518,101 and nil shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively)	420,419	-	-
Series D convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 and 0 shares authorized, 2,526,026 and nil shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively)	188,183	-	-
Series D-1 convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 shares authorized, 2,178,530 and nil shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively)	164,282	-	-

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5250 on December 31, 2020 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS(Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2020	As of December 31, 2020	As of December 31, 2020
	RMB	RMB	US$

Series D-2 convertible redeemable preferred shares (US$ 0.001 par value; 2,000,000 shares authorized, 1,182,803 and nil shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively)	89,464	-	-
Series E convertible redeemable preferred shares (US$ 0.001 par value;3,000,000 and 7,000,000 shares authorized, 1,042,623 and nil shares issued and outstanding as of March 31, 2020 and December 31, 2020, respectively)	78,553	-	-
Redeemable non-controlling interests	-	5,808	890
Receivable for issuance of preferred shares	(94,758)	-	-
Total mezzanine equity	1,857,947	5,808	890
Stockholders’ equity/(deficit):
Ordinary Shares (US$0.001 par value;153,000,000 ordinary shares authorized and 22,238,454 issued and outstanding as of March 31, 2020; nil shares issued and outstanding as of December 31, 2020)	139	-	-
Class A ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 129,500,000 shares authorized, 55,860,157 shares issued and outstanding as of December 31, 2020)	-	404	62
Class B ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 15,000,000 shares authorized, 12,204,604 shares issued and outstanding as of December 31, 2020)	-	82	13
Additional paid-in capital	-	3,300,358	505,802
Statutory reserves	2,627	2,891	443
Accumulated other comprehensive income/(loss)	11,204	(23,180)	(3,552)
Accumulated deficit	(2,016,758)	(2,718,965)	(416,700)
Receivable for issuance of ordinary shares	(9)	(407,962)	(62,523)
Total Boqii Holding Limited shareholders’ equity/(deficit)	(2,002,797)	153,628	23,545
Non-controlling interests	43,741	45,878	7,031
Total shareholders’ equity/(deficit)	(1,959,056)	199,506	30,576
Total liabilities, mezzanine equity and shareholders' deficit	457,195	924,721	141,720

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5250 on December 31, 2020 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended December 31,			Nine Months Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Product sales	253,295	312,371	47,873	611,334	778,186	119,262
Online marketing and information services	791	555	85	2,297	2,368	363
Total revenues	254,086	312,926	47,958	613,631	780,554	119,625
Total cost of revenue	(206,904)	(256,784)	(39,354)	(485,708)	(638,507)	(97,856)
Gross profit	47,182	56,142	8,604	127,923	142,047	21,769
Operating expenses:
Fulfillment expenses	(36,451)	(33,557)	(5,143)	(91,946)	(96,225)	(14,747)
Sales and marketing expenses	(35,977)	(55,107)	(8,446)	(103,340)	(121,393)	(18,604)
General and administrative expenses	(17,523)	(61,811)	(9,473)	(44,457)	(95,376)	(14,617)
Other income, net	34	740	113	2,391	1,045	160
Loss from operations	(42,735)	(93,593)	(14,345)	(109,429)	(169,902)	(26,039)
Interest income	130	5,471	838	348	11,674	1,789
Interest expense	(17,212)	(6,990)	(1,071)	(41,555)	(20,549)	(3,149)
Other (losses)/gain, net	(1,196)	12,552	1,924	(2,701)	16,328	2,502
Fair value change of derivative liabilities	4,417	-	-	5,850	10,409	1,595
Loss before income tax expenses	(56,596)	(82,560)	(12,654)	(147,487)	(152,040)	(23,302)
Income taxes expenses	122	603	92	202	412	63
Share of results of equity investees	64	22	3	(486)	(55)	(8)
Net loss	(56,410)	(81,935)	(12,559)	(147,771)	(151,683)	(23,247)
Less: Net income attributable to the non-controlling interest shareholders	1,395	1,242	190	3,611	2,138	328
Net loss attributable to Boqii Holding Limited	(57,805)	(83,177)	(12,749)	(151,382)	(153,821)	(23,575)
Less: Accretion on convertible redeemable preferred shares to redemption value	(33,794)	195,935	30,028	(156,004)	120,873	18,525
Less: Deemed dividend to preferred shareholders	-	-	-	(741)	(12,547)	(1,923)
Net income/(loss) attributable to Boqii Holding Limited’s ordinary shareholders	(91,599)	112,758	17,279	(308,127)	(45,495)	(6,973)

Net loss	(56,410)	(81,935)	(12,559)	(147,771)	(151,683)	(23,247)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(839)	(24,062)	(3,688)	1,729	(35,579)	(5,453)
Unrealized securities holding gains	1,960	-	-	2,291	1,195	183
Total comprehensive loss	(55,289)	(105,997)	(16,245)	(143,751)	(186,067)	(28,517)
Less: Total comprehensive loss attributable to non-controlling interest shareholders	1,395	1,242	190	3,611	2,138	328
Total comprehensive loss attributable to Boqii Holding Limited	(56,684)	(107,239)	(16,435)	(147,362)	(188,205)	(28,845)

Net earnings/(loss) per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(4.12)	1.68	0.26	(13.86)	(0.68)	(0.10)
— diluted	(4.12)	1.61	0.25	(13.86)	(0.68)	(0.10)
Weighted average number of ordinary shares
— basic	22,238,454	67,156,580	67,156,580	22,238,454	67,156,580	67,156,580
— diluted	22,238,454	70,041,375	70,041,375	22,238,454	67,156,580	67,156,580

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5250 on December 31, 2020 published by the Federal Reserve Board.

Boqii Holding Limited

 Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB

Net loss	(56,410)	(81,935)	(147,771)	(151,683)
Fair value change of derivative liabilities	(4,417)	-	(5,850)	(10,409)
Share-based compensation	-	51,422	-	51,422
Adjusted Net loss	(60,827)	(30,513)	(153,621)	(110,670)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB

Net loss	(56,410)	(81,935)	(147,771)	(151,683)
Income tax expenses	(122)	(603)	(202)	(412)
Interest expenses	17,212	6,990	41,555	20,549
Interest income	(130)	(5,471)	(348)	(11,674)
Depreciation and amortization	1,581	1,784	3,142	5,135
EBITDA[5]	(37,869)	(79,235)	(103,624)	(138,085)
EBITDA Margin[6]	(14.9%)	(25.3%)	(16.9%)	(17.7%)

5, 6 Impacted by share-based compensation expenses of RMB51.4 million, RMB44.1 million of which were incurred upon the completion of our initial public offering.

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5250 on December 31, 2020 published by the Federal Reserve Board.